United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 1-11588
Saga Communications, Inc. Employee Stock Purchase Plan
(Full title of plan)
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236
(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employee Stock Purchase Plan
Financial Statements as of
December 31, 2009 and 2008
and for the three years in the period ended December 31, 2009 with Report of Independent Registered Public Accounting Firm

Saga Communications, Inc.
Employee Stock Purchase Plan
Financial Statements
as of December 31, 2009 and 2008
and for the three years in the period ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Saga Communications, Inc.
Employee Stock Purchase Plan
We have audited the accompanying statements of financial condition of Saga Communications, Inc. Employee Stock Purchase Plan as of December 31, 2009 and 2008, and the related statements of changes in plan equity for the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2009 and 2008, and the changes in plan equity for the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/S/ Ernst & Young LLP
Detroit, Michigan
March 31, 2010

Saga Communications, Inc. Employee Stock Purchase Plan
Statements of Financial Condition

	December 31,
	2009	2008
Assets
Common stock of Saga Communications, Inc. at fair value (35,487 shares at a cost of $1,672,221 at December 31, 2008)	$—	$234,216

Plan Equity
Plan equity (135 participants at December 31, 2008)	$—	$234,216

See accompanying notes.

Saga Communications, Inc. Employee Stock Purchase Plan
Statements of Changes in Plan Equity

	For the years ended December 31,
	2009	2008	2007
Additions:
Participant contributions	$—	$103,977	$137,655
Employer contributions	—	18,349	24,298

	—	122,326	161,953

Deductions:
Plan distributions	(5,816)	(96,726)	(66,738)

	(5,816)	25,600	95,215

Realized loss on sale of investments	(37,608)	(73,630)	(32,889)
Net unrealized depreciation in fair value of investments	(4,514)	(483,703)	(434,994)
Distribution to plan participants	(186,278)	—	—

Net (decrease) increase	(234,216)	(531,733)	(372,668)

Plan equity-beginning of period	234,216	765,949	1,138,617

Plan equity-end of period	$—	$234,216	$765,949

See accompanying notes.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements
December 31, 2009
1. Plan Termination
     The Saga Communications, Inc. Employee Stock Purchase Plan (“Plan”) expired on December 31, 2008. On July 2, 2009, the remaining assets of the Plan, totaling $183,649 were distributed through the issuance of 34,009 shares of Saga Communications, Inc. (“Company) Class A Common Stock to 163 participants.
2. Description of the Plan
     In 1999, the stockholders of the Company approved the Plan under which 390,625 shares of the Company’s Class A Common Stock could be sold to the Company’s employees. The Plan was effective July 1, 1999, and employees were eligible to begin contributing on October 1, 1999. The Company’s Board of Directors allowed the Plan to expire on December 31, 2008, pursuant to the terms of the Plan, and all assets of the Plan were distributed on July 2, 2009.
     Employees were eligible to participate in the Plan if they were employed by the Company or any of its subsidiaries and 1) customarily worked a minimum of 20 hours per week and 2) had completed six consecutive months of service.
     Each calendar year quarter, an offering was made to eligible employees to purchase Class A Common Stock of the Company under the provisions of the Plan. An eligible employee could have elected to withhold 1 to 10 percent of their compensation (up to a limit of $5,000 per year) to purchase shares of the Company’s stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. The Company contributed the difference between the cost of shares acquired and the participant purchase price.
     Participants were not permitted under the Plan to dispose of any shares purchased under the Plan within two years after the later of (i) the beginning of the quarter in which a deduction was taken from the participant’s compensation for the purchase of the shares, or (ii) the expiration of one year from the date the shares were transferred to the participant.
     Participants were immediately 100% vested in the Plan.
     Shares were purchased on the last day of each quarter. There were 7,455 and 4,817 shares issued under the Plan during 2008 and 2007, respectively. There were 920, 4,478 and 1,927 shares disposed of during 2009, 2008 and 2007, respectively.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (Continued)
3. Significant Accounting Policies
     Basis of Presentation
     On January 27, 2009 the Company declared a one-for-four reverse stock split of its Class A and Class B Common Stock, effective January 29, 2009. All share and per share information in the accompanying financial statements has been restated retroactively to reflect the reverse stock split.
     Administrative Expenses
     The costs of administering the Plan were borne by the Company unless and until a participant received written notice of the impositions of administrative costs, with such costs to begin effective with the next quarterly offering as described in Note 2. The Company paid all administrative fees and costs associated with the Plan. Brokerage fees or commissions when Class A Common Stock was sold were paid by the participants.
     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Fair Value of Investment
     The fair value of common stock held in the Plan is based on the quoted closing market price of the Company’s Class A Common Stock on the last business day of the plan year.
4. Fair Value Measurements
     Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
     Level 1 – Quoted prices in active markets for identical assets or liabilities.
     Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Saga Communications, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements (Continued)
     Level 3 – Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.
     Saga Communications, Inc. Class A Common Stock is valued at the closing price reported on the NYSE Amex and is classified within level 1 of the valuation hierarchy.

				Total Assets
December 31, 2008	Level 1	Level 2	Level 3	Available
Saga Communications, Inc. Class A Common Stock	$234,216	—	—	$234,216
5. Income Tax Status
     The Plan qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code (the “Code”) which allows employees to purchase stock at a discount without immediate taxation on the amount of the discount. The plan was not subject to the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBIT INDEX
Exhibit

23.1	Consent of Ernst & Young LLP

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEE STOCK PURCHASE PLAN
Date: March 31, 2010	/s/ Marcia K. Lobaito
Marcia K. Lobaito
Plan Administrator

Date: March 31, 2010	/s/ Catherine A. Bobinski
Catherine A. Bobinski
Vice President, Controller